U.S. SECURITIES AND EXCHANGE
                        COMMISSION WASHINGTON D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                             SEC File Number: 1-9263


(Check One) Form 10-KSB [ ]  Form 11-K [ ]  Form 10-QSB [X]   Form N-SAR [ ]

For Period Ended:   March 31, 2004
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               [ ] Transition Report on Form 10-KSB
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-QSB
               [ ] Transition Report on Form N-SAR

                   For the Transition Period Ended:
                                                        -------------

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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
         -------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant:      DATAWORLD SOLUTIONS, INC.

Former Name if Applicable:    N/A

Address of Principal Executive Office (Street and Number):

                            275K Marcus Blvd.

City, State, Zip Code:      Hauppauge, New York  11788

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PART II - RULES 12b-25 (b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b) The subject annual report, semi-annual report, transition report on

         Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE
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State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,
N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.


         DataWorld Solutions, Inc. (the "Company") is not able to file its Quarterly Report on Form 10-QSB within the prescribed time for the following reasons: (i)within the last 45 days the Company has filed a cumulative Form 10-KSB for annual periods up through and including June 30, 2003, as well as quarterly reports on Form 10-QSB for the first two quarters of the current fiscal year, and; (ii)as a result, requires the additional time to properly complete the current filing.


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PART IV - OTHER INFORMATION
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(1)      Name and telephone number of person to contract in regard to this notification:

           Daniel McPhee, President                   631-951-4000
      -------------------------------------      ------------------
             (Name and Title)                    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act or 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [ ] Yes [X] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof? [X] Yes [ ] No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's total revenues for the three month period in 2004 are estimated to be $304,536 compared to $286,834 for the three month period in 2003. The net loss for the three month period in 2004 is estimated to be $483,702 compared to $77,336 for the three month period in 2003.


                            DATAWORLD SOLUTIONS, INC.
                   -----------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 14, 2004                               By: /s/ DANIEL MCPHEE
                                                   ----------------------------
                                                   Daniel McPhee, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.




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                                    ATTENTION
        Intentional misstatements or omissions of fact constitute Federal
                   Criminal Violations (see 18 U.S.C. 1001).
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